February 14, 2006

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:

Russell Mancuso, Legal Branch Chief

Eric Atallah

Re:

Markland Technologies, Inc.

Registration Statement on Form SB-2

File No. 333-129017

Originally Filed October 14, 2005

Dear Messrs. Mancuso and Atallah:

Pursuant  to  Rule  477  under  the  Securities  Act  of  1933,  as amended (the

"Securities  Act"),  Markland Technologies, Inc. (the “Company”) hereby requests the withdrawal  of  the above referenced registration  statement on Form SB-2 (File No. 333-129017), together  with  all  exhibits thereto  (collectively,  the "Registration  Statement").

The Registration Statement was initially filed with the Securities and Exchange Commission on October 14, 2005.  The Registration Statement covers resale of securities held by the selling stockholders named therein. The Registration Statement was not declared effective by the Commission, and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company, as part of its analysis of comments made by the staff of the Commission on the Registration Statement, determined, that it is likely that the Company will have to restate its financial statements for certain matters for the years ended June 30, 2003, 2004 and 2005 and the interim period ended September 30, 2005, and that those financial statements should not be relied upon.  The Company is currently assessing its financial and personnel resources required to file its amended financial statements with the Commission as soon as practical after the completion of its analysis of the accounting issues and its discussions with the staff.  In light of these circumstances, the Company believes that is in its best interests to focus its resources on addressing those accounting issues.

Kindly forward a copy of the order withdrawing the registration statement to Suzette O’Connor, the Company’s Co-General Counsel. Ms. O’Connor can be reached at 1308 Devils Reach Road, Suite 104, Woodbridge, Virginia 22192 at (540) 207-3057. If you have any questions regarding this withdrawal, kindly contact the undersigned, Ms. O’Connor, or our outside counsel, David Broadwin, of Foley Hoag155 Seaport Boulevard, Boston, Massachusetts 02210 at (617) 832-1000.

Very truly yours,

/s/Gino M. Pereira

Chief Financial Officer